UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant’s name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

January 11, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER’S TOPIA SILVER MINE GETS GREEN LIGHT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that the independent engineering evaluation of the Topia Mine Project in Durango, Mexico has recommended that the Company exercise its option to acquire a 100% interest in the property and proceed with the strategic development for the resumption of mining. In addition, the evaluation recommends an operations evaluation of the mill for safety, maintenance, equipment characteristics, controls and capacity limitations and of the tailings system for stability, operating characteristics and capacity.

The evaluation, conducted by MineStart Management Ltd. of North Vancouver, included an examination and analysis of Peñoles’ past production records of the mine, field measurements and sampling of the tailings pile, and metallurgical test work at PRA Labs in Vancouver, which led the author, Bryan Slim, P.Eng., to estimate the tailings to be an inferred resource of one million tonnes at 70 g/t silver and 0.4 g/t gold, 0.3% lead and 0.7% zinc. The recovery potential, apart from lead, is in excess of 75%. Mr. Slim recommends, “such a resource should be examined for early cash flow while mine reserves are being developed”.

Composite assay grades from the 2004 exploration drilling were noted to show good similarity to the 38 year average mill feed of 437 g/t silver, 0.87 g/t gold, 3.0% lead and 4.2 % zinc for which Peñoles achieved overall recoveries of 86, 55, 94 and 85% respectively.

Bryan Slim, P.Eng. has reviewed the above and is in agreement.

Great Panther has initiated the input of historical mine records, areas of historical reserve estimation and the 2004 drilling results into a 3D interactive data base in order to identify areas for further investigation for reserve potential. Although Peñoles’ historical reserve estimates do not conform to NI 43-101, Great Panther is using them as guidance in underground development. The Company is also revising its cash flow analyses and production forecasts with the goal of commencing the reprocessing of tailings material as soon as possible, followed by the processing of primary ore from the mine as production stopes are developed.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”
Robert A. Archer, P.Geo.
President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy
Kaare G. Foy, Chief Financial Officer
and Chairman

Date: January 11, 2005